                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                           Tweedy, Browne Company LLC




                   Under the Securities Exchange Act of 1934
                           M&F WORLDWIDE CORPORATION
                                (Name of Issuer)



                     Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                   552541104
                                 (CUSIP Number)

                                 John D. Spears
                                350 Park Avenue
                            New York, New York 10022
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                               FEBRUARY 24, 2000
            (Date of Event which Required Filing of this Statement)









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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of theAct, but shall be subject to all the provisions of the Act (however, see the Notes).


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CUSIP No.  552541104
----------------------------------------------------------------------------
Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     Tweedy, Browne Company LLC ("TBC")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)    [ ]
                                                                  (b)    [x]
----------------------------------------------------------------------------
(3)  SEC Use Only
----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
       00
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)
                                                                        [  ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
       Delaware
----------------------------------------------------------------------------
                       (7)   Sole Voting Power
                                TBC has sole voting power with respect to
                                987,297 shares held in certain TBC accounts
                                (as hereinafter defined). Additionally,
                                certain of the Members of TBC may be deemed
                                to have sole power to vote certain shares
                                as more fully set forth herein.
Number of Shares     -------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each                    0 shares
Reporting Person
With:                -------------------------------------------------------
                       (9)      Sole Dispositive Power 0 shares, except that
                                certain of the members of TBC may be deemed
                                to have sole power to vote certain shares as
                                more fully set forth herein.
                     -------------------------------------------------------
                       (10)  Shared Dispositive Power 999,936 shares held
                                in accounts of TBC (as hereinafter defined).
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         999,936 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                [x]
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
        4.84%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
        BD, IA & 00


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PRELIMINARY NOTE

      The person filing this Amendment No.3 is Tweedy, Browne Company LLC("TBC"), a Delaware limited liability company. This Amendment No. 3 amends a Statement on Schedule 13D filed by TBC dated July 9, 1998 (the "TBC Statement"). The filing of this Amendment No. 3 should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

       This Amendment No. 3 relates to the Common Stock, $.01 par value (the "Common Stock"), of M&F Worldwide International Inc. ("the "Company"), which, to the best knowledge of the person filing this Amendment No. 3, is a company organized under the laws of Delaware, with its principal executive offices located at 35 East 62nd Street, New York, NY 10021.

       This Amendment No. 3 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

         This Amendment No. 3 is being filed because the filing person is no longer subject to the filing requirements under Section 13(d)(3) of the Securities Exchange Act (the "Act") as a result of the disposition of its respective shares of Common Stock in open market transactions.

         Other than as set forth below, to the best knowledge of TBC, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Joint Amendment No. 3.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 999,936 shares of Common Stock, which constitutes approximately 4.84% of the 20,657,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.


       TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC could be deemed to be the beneficial owner as of the date hereof, is 999,936 shares, which constitutes approximately 4.84% of the 20,657,000 shares of Common Stock, which the filing person believes to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

       The aggregate number of shares and percentage of Common Stock with respect to which each of the Members may be deemed to be the beneficial owner by reason of his being a Member of TBC is 999,936 shares, which constitutes approximately 4.84% of the 20,657,000 shares of Common Stock outstanding.

         TBC disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, no person who may be deemed to comprise a group with any of TBC named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

       (b) TBC has investment discretion with respect to 999,936 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 987,297 shares of Common Stock held in certain TBC Accounts.

        Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 987,297 shares of Common Stock held in certain TBC Accounts.

       (c) Transactions in Common Stock effected by TBC during the sixty-day period ended as of the date hereof are set forth below:

REPORTING                   NO. OF SHARES     NO. OF SHARES     PRICE
PERSON          DATE        PURCHASED         SOLD              PER SHARE
TBC Accounts   12/27/99                       14,335            $4.5610
               12/28/99                        1,180            $4.4057
               01/06/00                       27,000            $5 1/4
               01/10/00                          280            $5 3/8
               01/11/00                       12,345            $5.3176
               01/19/00                        3,510            $5 1/2
               01/24/00                        1,065            $5 3/8
               01/26/00                        1,200            $5 1/4
               01/31/00                          670            $5 1/4
               02/02/00                       27,300            $5 5/16
               02/07/00                          470            $5 1/4
               02/09/00                          260            $5 3/16
               02/10/00                        1,795            $5.0625
               02/14/00                          145            $5 1/8
               02/15/00                          325            $5 1/8
               02/18/00                       32,469            $5
               02/24/00                       29,356            $5


       (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.


       (e) TBC ceased to be the beneficial owner of more than 5% of the Common Stock on February 24, 2000.

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                                SIGNATURE

       Tweedy, Browne Company LLC, after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 3 is true, complete and correct.


                                           TWEEDY, BROWNE COMPANY LLC

                                           By:  /s/ Christopher H. Browne
                                           --------------------------------
                                                Christopher H. Browne
                                                Member








Dated:   March 2, 2000